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SECURITI 02021332 IISSION
[illegible] D.C. 20549

Z 3-12

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 48008

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PAULSEN SECURITIES INC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

27 School St.
(No. and Street)

Boston (City) MA (State) 02108 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

RICHARD PAULSEN 617-742-4200
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

FRIEDMAN, SUVALLE & SALOMON
(Name — if individual, state last, first, middle name)

200 HIGHLAND NEEDHAM MA 02494
(Address) (City) (State) Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 28 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

[redacted]

OATH OR AFFIRMATION

I, Richard Paulsen, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Paulson Securities Inc., as of February 19, ~~19~~2002 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

CEO

Title

Notary Public

My Commission Expires
September 17, 2004

This report** contains (check all applicable boxes):

- ☐ (a) Facing page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PAULSEN SECURITIES, INC.

Statement of Financial Condition

December 31, 2001

PAULSEN SECURITIES, INC.

Statement of Financial Condition

December 31, 2001

Table of Contents

Independent Auditors' Report 1

Financial Statements:

Statement of Financial Condition 2

Notes to Financial Statements 3

FRIEDMAN, SUVALLE & SALOMON, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

200 Highland Avenue
Needham, MA 02494

Phone (781)444-4050
Fax (781)444-4540
www.fsscpa.com

Independent Auditors' Report

The Board of Directors and Shareholder
Paulsen Securities, Inc.

We have audited the accompanying statement of financial condition of Paulsen Securities, Inc. as of December 31, 2001. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Paulsen Securities, Inc. as of December 31, 2001 in conformity with generally accepted accounting principles.

Friedman Suvalle & Salomon P.C.

Friedman, Suvalle & Salomon, P.C.
Needham, Massachusetts
January 14, 2002

CONFIDENTIAL

PAULSEN SECURITIES, INC.

Statement of Financial Condition
December 31, 2001

Assets

Cash	$	349,270
Deposit at carrying broker		75,000
Commissions receivable		28,913
Securities owned:		
Marketable securities owned by the Company, at market value		245,420
Not readily marketable security, at estimated fair value		46,100
Furniture and equipment, less accumulated depreciation of $126,526		83,420
Security deposit, other		3,040
Total assets	$	831,163

Liabilities and Stockholder's Equity

Liabilities		
Accounts payable and accrued expenses	$	15,420
Stockholder's equity		
Common stock, $.01 par value, 1,000 shares authorized, issued and outstanding		10
Additional paid-in capital		264,990
Retained earnings		550,743
		815,743
Total liabilities and stockholder's equity	$	831,163

The accompanying notes are an integral part of the financial statements.

PAULSEN SECURITIES, INC.

Notes to Financial Statements

December 31, 2001

Note 1 - Line of Business

The Company is a broker-dealer in securities and operates as an introducing broker with all customer accounts carried on the books of a carrying broker. The Company also provides brokerage and informational services for its institutional clients. The Company is located in Boston, MA with customers, primarily institutions in the securities business, located nationwide. The Company acts primarily as a brokers' broker.

Note 2 - Summary of Significant Accounting Policies

Cash
Cash includes balances held in a carrying broker account at a national brokerage firm.

Marketable Securities
Securities are stated at market value with the resultant differences between cost and market value included in current period income. Securities' transactions are recorded on the settlement date basis.

Furniture and Equipment
Furniture and equipment is stated at cost. Depreciation is provided as allowable for tax purposes generally over three to seven years. The differences between these methods and those using estimated useful lives under generally accepted accounting principles are not material.

Taxes on Income
The Company has elected to be treated as an S Corporation for federal and state purposes, whereby the shareholder reports all income and expenses on the individual's income tax returns. Accordingly, a provision for income taxes has not been provided in this financial statement.

Use of Estimates
The preparation of this financial statement in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure for contingent assets and liabilities at the date of this financial statement and the reported amounts of revenues and expenses during the reporting period. Actual results could vary from the estimates that were used.

Note 3 - Net Capital Requirement

The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1 of the Securities and Exchange Commission) and is required to maintain a minimum net capital balance of $100,000. At December 31, 2001, the Company's net capital exceeded the minimum net capital requirement by $543,402.

Note 4 - Reserve Requirements

The Company was not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers" because it was exempt under SEC Rule 15c3-3(k).

CONFIDENTIAL

PAULSEN SECURITIES, INC.

Notes to Financial Statements
December 31, 2001

Note 5 - Concentration of Credit Risk and Off-Balance Sheet Credit Risk

The Company maintains cash and cash equivalent balances at financial and investment institutions which, at times, may exceed federally and privately insured limits. At December 31, 2001, there were no uninsured cash and cash equivalent balances.

Pursuant to its agreement with a carrying broker, the Company would be financially responsible to compensate the carrying broker for losses suffered as a result of doing business with the Company's customers. Such potential losses represent off-balance sheet risk to the Company. The carrying broker has a security interest in all assets of the Company. A required minimum deposit of $75,000 is held at the carrying broker.

At December 31, 2001, two securities represented approximately 74% of the Company's marketable securities owned.

The Company maintains a margin account with its carrying broker and, as part of its normal brokerage activities, assumes short positions in its inventory. The establishment of short positions exposes the Company to off-balance sheet risk in the event prices increase, as the Company may be obligated to acquire securities at the prevailing market prices. At December 31, 2001, the Company did not have any short positions.

Note 6 - Not Readily Marketable Security

The not readily marketable security is an investment (a) for which there is no market on a securities exchange or no independent publicly quoted market, (b) that cannot be publicly offered or sold unless registration has been effected under the Securities Act of 1933, or (c) that cannot be offered or sold because of other arrangements, restrictions, or conditions applicable to the security or to the Company. The security is carried at estimated fair value.

Note 7 - Commitments

The Company is obligated on a facilities lease expiring April 2002 with future minimum annual rentals of $41,582 for 2002. Rent expense was $40,461 at December 31, 2001.

Note 8 - Retirement Benefits

The Company has established a Simplified Employee Pension Plan covering all individuals who have been employed by the Company for more than 10 months. Contributions to the Plan are at the discretion of the Company's management, within limitations established by the Internal Revenue Code. For the year ended December 31, 2001, total contributions were $38,025.